Exhibit 99.1

Nano Dimension Collaborates with CAD MicroSolutions to Distribute Nano Dimension’s 3D Printer to Canada

NESS ZIONA, Israel, July 31, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., intends to collaborate with CAD MicroSolutions Inc., an industry-leading service provider and distributor and develop the commercial and service infrastructure to commence sales of the DragonFly 2020 3D printer in Canada.

The Canadian electronics industry is large and well respected with strong R&D capabilities. According to a recent report the Canadian electronics industry comprised C$11 billion in 2015. Other reports forecast that the Canadian electronics industry will grow to C$15 billion by 2030. With strengths in communications and radar, control and instrumentation and increasingly in medical applications, Nano Dimension sees the Canadian market as very promising for agile hardware development tools such as the company’s DragonFly 2020 3D printer.

CAD MicroSolutions, with more than 3,000 customers, is a quality provider of design automation and 3D printing products and services to the Canadian market. CAD MicroSolutions’ team is dedicated to helping its mechanical and electronic customers ensure they are realizing the greatest value from their technology investment. Based on strong relationships with suppliers and clients, CAD MicroSolutions delivers global expertise and regional support across Canada with offices in Toronto, Cambridge and Montreal.

“CAD MicroSolutions has a track record of meeting the needs of the Canadian design automation and 3D printing communities,” said Simon Fried, Chief Business Officer of Nano Dimension. “We are delighted to collaborate with them as we introduce this exciting technology.”

“CAD MicroSolutions sees great potential for this technology in the Canadian market,” said Darren Gornall, President of CAD MicroSolutions “Faster circuit development cycles driven by the convergence of 3D printing and design automation is a significant capability for the design community.”

About CAD MicroSolutions

CAD MicroSolutions, headquartered in Toronto, Ontario, has been providing engineers and designers with 3D technology and training for the entire product development lifecycle for over 30 years. CAD MicroSolutions is uniquely positioned to support clients across Canada, selling and supporting 3D printers as well as design automation software, training, and consulting to help mechanical and electrical clients innovate, design and succeed. For more information about CAD MicroSolutions please visit www.cadmicro.com or call 1-888-401-5885.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, shaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward-looking statements in this press release when we discuss collaboration with CAD Microsolutions and the potential of such collaboration. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com